Exhibit 99.1

Form 51–102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”) 500 - 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2. Date of Material Change

April 13, 2020

Item 3. News Release

A news release announcing the material change referred to in this report was disseminated on April 13, 2020 and filed on SEDAR under Aurora’s profile on the same date.

Item 4. Summary of Material Change

The Company announced that, among other things, it received notification (the “NYSE Notification”) from the New York Stock Exchange (“NYSE”) that, as a result of the Company’s common share (the “Common Shares”) price falling below an average of US$1.00 for a consecutive 30 trading-day period, it is not in compliance with one of the NYSE’s continued listing standards. In response to the NYSE Notification, the Company announced a plan to consolidate all of its outstanding Common Shares on the basis of 1 Common Share for every 12 Common Shares currently outstanding (the “Consolidation”), with such Consolidation to be effective on or about May 11, 2020 (the “Effective Date”). The Consolidation and the timing of the Effective Date are subject to the approval of both the NYSE and the Toronto Stock Exchange (the “TSX”). The Company expects the Consolidation to restore compliance with the NYSE’s continued listing standards.

Item 5. Full Description of Material Change

5.1	Full Description of Material Change

The Company’s Board of Directors has approved the Consolidation to be effective on or about the Effective Date and on such date the Company expects to begin trading on the NYSE and the TSX on a post-Consolidation basis. The Consolidation and the timing of the Effective Date are subject to the approval of both the NYSE and TSX.

The Company currently has 1,313,494,990 Common Shares outstanding and, assuming no additional Common Shares are issued prior to the Consolidation, the Consolidation will reduce the issued and outstanding Common Shares to approximately 109,457,915 Common Shares.

The Company will not be issuing fractional post-Consolidation Common Shares in connection with the Consolidation. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such holder of Common Shares shall be rounded up or down to the nearest whole number of Common Shares.

A letter of transmittal (a “Letter of Transmittal”) with respect to the Consolidation will be mailed to registered shareholders of the Company. All registered shareholders with physical certificates will be required to send their certificates representing pre-Consolidation Common Shares along with a completed Letter of Transmittal to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), in accordance with the instructions provided in the Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained through Computershare. All shareholders who submit a duly completed Letter of Transmittal along with their pre-Consolidation Common Share certificate(s) to Computershare will receive a post-Consolidation Common Share certificate. Shareholders who hold their Common Shares through a broker or other intermediary and do not have Common Shares registered in their name will not need to complete a Letter of Transmittal.

The exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding warrants, convertible debentures, stock options and securities convertible in Common Shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

On April 8, 2020, the Company received notification from the NYSE that, as a result of its Common Share price falling below an average of US$1.00 for a consecutive 30 trading-day period, it is not in compliance with one of the NYSE’s continued listing standards. The Company’s Consolidation plan above is in response to this notification received. The Company expects the Consolidation to restore compliance with the NYSE’s continued listing standards, and to continue to provide access to a broad universe of investors, access to equity capital and trading liquidity. Non-compliance with the NYSE’s price listing standard does not affect the Company’s business operations or its reporting requirements to any regulatory authorities, nor does it breach or cause an event of default under any of the Company’s agreements with its lenders. In addition, non-compliance with the NYSE price listing standard does not affect the continued listing and trading of the Common Shares on the TSX.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Michael Singer, Executive Chairman and Interim CEO
Telephone: 1-855-279-4652

Item 9. Date of Report

April 21, 2020